March 22, 2006

Nicholas D. Gerber
Management Director
United States Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

Re: United States Oil Fund, LP
Amendment No. 5 to Registration Statement on Form S-1
Filed March 13, 2006
Registration No. 333-124950

Dear Mr. Gerber:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

United States Oil Fund, LP

Note C – Offering and Organization Costs, page F-5

1.   We note your disclosure in Note C (page F-5) to the financial statements of the Fund that "These expenses have been recorded as a capital contribution into the Fund by the General Partner and as expense borne on behalf of the General Partner by an affiliate of the General Partner." Also, Note C (page F-15) to the financial statements of the General Partner indicates that these costs for each entity were treated as a capital contribution by the General Partner, charged during the period, and allocated to the General Partner. Please explain to us whether these transactions had an accounting consequence on the

Fund or the General Partner and why. Revise the disclosures to clearly explain how you reported them in the financial statements of the Fund and the General Partner.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden, Staff Accountant, at (202) 551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: W. Thomas Conner, Esq. (*via facsimile*)
        James M. Cain, Esq.
        Sutherland, Asbill & Brennan LLP